UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Maguire Properties, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 559775101
(CUSIP Number) Steven H. Hassan 149 S. Barrington Ave, #311 Los Angeles, California 90049
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The California Capital Limited Partnership
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,123,050
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,123,050

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,123,050
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.5%
14. Type of Reporting Person (See Instructions) PN

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Themba LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,123,050
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,123,050

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,123,050
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.5%
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Themba 2005 Trust I
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cook Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,123,050
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,123,050

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,123,050
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.5%
14. Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Themba 2005 Trust II
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cook Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,123,050
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,123,050

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,123,050
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.5%
14. Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The California Capital Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,123,050
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,123,050

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,123,050
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.5%
14. Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Patrick Soon-Shiong
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,123,050
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,123,050

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,123,050
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.5%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven H. Hassan
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,123,050
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,123,050

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,123,050
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.5%
14. Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 10, 2008 (together, with this Amendment No. 1, this “Schedule 13D”), on behalf of The California Capital Limited Partnership (“CA Capital”), a limited partnership organized under the laws of California; Themba LLC (“Themba LLC”), a limited liability company organized under the laws of California; The Themba 2005 Trust I (“Themba I”), a trust established under the laws of the Cook Islands; The Themba 2005 Trust II (“Themba II”), a trust established under the laws of the Cook Islands; The California Capital Trust (“CA Trust”), a trust established under the laws of the State of California; Dr. Patrick Soon-Shiong; and Mr. Steven H. Hassan, with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Maguire Properties, Inc., a Maryland corporation (the “Company”).  CA Capital, Themba LLC, Themba I, Themba II, CA Trust, Dr. Soon-Shiong, and Mr. Hassan are referred to herein as the “Reporting Persons.”  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended to add the following information:

On December 21, 2009, CA Capital sold 1,109,200 shares of Common Stock, through open market transactions over the New York Stock Exchange, at an average sale price of approximately $1.5212 per share.  In addition, on December 22, 2009, CA Capital sold 417,750 shares of Common Stock, through open market transactions over the New York Stock Exchange, at an average sale price of approximately $1.4405 per share.

After giving effect to such sales, the Reporting Persons may be deemed to beneficially own 3,123,050 shares of Common Stock, representing approximately 6.5% of the outstanding Common Stock.1

1      All calculations of percentage ownership in this Schedule 13D are based on approximately 47,943,903 shares of Common Stock outstanding as of November 5, 2009, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2009, which was filed by the Company with the Securities and Exchange Commission on November 9, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2009
(Date)

THE CALIFORNIA CAPITAL LIMITED PARTNERSHIP

By:	Themba LLC
Its general partner

	By:	/s/ Steven H. Hassan
Steven H. Hassan, Manager

THEMBA LLC

By:	/s/ Steven H. Hassan
Steven H. Hassan, Manager

THE THEMBA 2005 TRUST I

By:	/s/ Steven H. Hassan
Steven H. Hassan, Trustee

THE THEMBA 2005 TRUST II

By:	/s/ Steven H. Hassan
Steven H. Hassan, Trustee

THE CALIFORNIA CAPITAL TRUST

By:	/s/ Steven H. Hassan
Steven H. Hassan, Trustee

PATRICK SOON-SHIONG

By:	/s/ Patrick Soon-Shiong
Patrick Soon-Shiong, individually

STEVEN H. HASSAN

By:	/s/ Steven H. Hassan
Steven H. Hassan, individually